UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Financial Statements

On July 28, 2026, FST Corp. (the “Company”) released its unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2026. A copy of the unaudited condensed consolidated financial statements of the Company and the management’s discussion and analysis of financial condition and results of operations of the Company as of and for the three months ended June 30, 2026 is attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and is incorporated herein by reference.

On July 28, 2026, the Company issued a press release announcing the release of its unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2026. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Share Repurchase Plan

The Company’s Board of Directors (the “Board”) has authorized a stock repurchase program under which the Company may repurchase up to $3.0 million of its outstanding ordinary shares.

Shares may be repurchased from time to time through open-market transactions, privately negotiated transactions or other legally permissible means. The timing, manner, price, and actual number of shares repurchased will be determined at management’s discretion, based on various factors, including stock price, market and business conditions, the Company’s capital position and liquidity requirements, applicable legal and regulatory requirements, and other relevant considerations.

The authorization reflects the Board’s confidence in the Company’s long-term strategy and growth trajectory, and its belief that opportunistic share repurchases may represent an appropriate use of capital when balanced against the Company’s operating, liquidity and growth requirements. The Company remains committed to maintaining a disciplined capital-allocation strategy that balances investments in growth with opportunities to return capital to shareholders.

The information above with respect to the Company’s share repurchase plan is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-295311) and the Company’s Registration Statement on Form F-3 (File No. 333-296326).

Exhibit

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements of FST Corp. as of and for the six months ended June 30, 2026.
99.2	Management’s discussion and analysis of financial condition and results of operations for six months ended June 30, 2026.
99.3	Press Release dated July 28, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: July 28, 2026	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

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